Exhibit (a)(1)(ii)

May 22, 2015

To Weight Watchers Employees Eligible to Participate in the Stock Option Exchange Program:

The Weight Watchers Stock Option Exchange Program (“Exchange Program”) opened today and will close at 5:00 p.m., New York City time, on June 22, 2015, unless we decide to extend or terminate the Exchange Program. You have been identified as an employee who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program. Note that eligibility is based on such factors as employment. Further details on eligibility are included in the Exchange Program materials, which you will soon receive in the mail.

The Exchange Program gives you the opportunity to elect to exchange certain underwater performance-vesting stock options for replacement stock options, representing the right to purchase fewer shares of common stock at a lower exercise price per share and subject to a new vesting schedule. The number of shares you will be able to purchase pursuant to a replacement option will be determined by using an exchange ratio. The information being mailed to you from the Company will identify which of your outstanding stock options are eligible for exchange, the terms of the Exchange Program and your exchange ratio.

Making a Decision About Whether or Not to Participate

You will soon receive a package by mail at your home address from the Company that contains information on the Exchange Program, answers to frequently asked questions, and instructions on how to elect to exchange your eligible options. If you decide to exchange your eligible options, we must receive your completed Election Form before 5:00 p.m., New York City time, on June 22, 2015.

Your choice to participate must be a personal one, based on your assumptions about a number of factors, including the performance of publicly-traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal tax, financial and legal advisors before deciding whether or not to participate.

If you do not receive your package of materials by May 29, 2015, or if you have questions about the Exchange Program, please send an e-mail to optionexchange@weightwatchers.com or call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. You will have the ability to leave a voice message on this extension.

We are pleased to offer the Exchange Program and encourage you to thoroughly review the materials to determine whether to participate in the Exchange Program.

The Exchange Program materials contain important information for employees, including an Offering Memorandum, that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other related documents may be obtained free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

You may obtain, free of charge, a copy of the Offering Memorandum and other related materials by sending an e-mail directly to optionexchange@weightwatchers.com or calling Ms. Delavale at 516-390-1851.